
RECD S.E.C.
JUN 2 6 2003
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 25049


03025286

FORM 12b-25

Commission File Number: ________

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
[ ] Form N-CSR

For Period Ended: **December 31, 2002**

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-K
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________


PROCESSED
JUL 0 1 2003
THOMSON
FINANCIAL

PART I
REGISTRANT INFORMATION

Full name of registrant: **Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan**

Former name if applicable: **Boston Private Bank & Trust Company 401(k) Plan**

Address of principal executive office *(Street and number)*: **Ten Post Office Square**

City, State and Zip Code: **Boston, Massachusetts 02109**

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The auditors for the Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan (the "Plan") were unable to complete the financial statements for the Plan for the Plan year ended December 31, 2002 in time for preparation and timely filing of Form 11-K without unreasonable effort or expense on behalf of the Plan.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Boston Private Financial Holdings, Inc. 401(k) Plan Committee, c/o Pilar Pueyo, Senior Vice President—Human Resources, Boston Private Bank & Trust Company, (617) 912-4235

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes **[X]** No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC. 401(k) PROFIT SHARING PLAN
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

By: BOSTON PRIVATE FINANCIAL HOLDINGS, INC. 401(k) PLAN COMMITTEE, as Plan Administrator

Date: June 25 2003

By: Pilar Pueyo
Name: Pilar Pueyo
Title: Senior Vice President—Human Resources
Boston Private Bank & Trust Company

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (*see* 18 U.S.C. 1001).